EXHIBIT 99.1

Hydro's Corporate Assembly Recommends Agri Demerger

The Corporate Assembly of Norsk Hydro ASA met today to discuss the plan to establish Agri as a separate listed company.

The Corporate Assembly of Norsk Hydro ASA today issued the following statement to the Extraordinary General Meeting of Norsk Hydro ASA to be held on 15 January 2004:

"The Board of Directors' proposed Demerger Plan dated 28 November 2003 for the demerger in which Norsk Hydro ASA is the divesting company and AgriHold ASA the acquiring company has been submitted to the Corporate Assembly of Norsk Hydro ASA. The Demerger Plan and enclosure including the Information Memorandum were also forwarded to the Corporate Assembly. The Corporate Assembly recommends that The General Meeting of Norsk Hydro ASA approve the Board of Directors' proposed Demerger Plan."

Contacts:

Peik Norenberg
(+47) 22 53 34 40
(+47) 91 76 15 56
Peik.Norenberg@hydro.com

Tor Steinum
(+47) 22 53 27 31
(+47) 95 08 39 33
Tor.Steinum@hydro.com